                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                    (Restatement Pursuant to Rule 13d-2(e))

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       AMERICAN SHARED HOSPITAL SERVICES
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                                (Name of Issuer)

                       COMMON SHARES, WITHOUT PAR SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  029595-10-5
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                                 (CUSIP Number)

RICHARD MAGARY                                       DANIEL G. KELLY, JR.
AMERICAN SHARED HOSPITAL SERVICES                    SIDLEY & AUSTIN
FOUR EMBARCADERO CENTER, SUITE 3620                  875 THIRD AVENUE
SAN FRANCISCO, CALIFORNIA  94111-4155                NEW YORK, NEW YORK  10022
(415) 788-5300                                       (212) 906-2314
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                MARCH 12, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13-d-1(b)(3) or (4), check the following box: [    ]
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                                -----------
CUSIP No. 029595-10-5                                                Page 2 of 6
---------------------                                                -----------
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    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ernest A. Bates, M.D.
           S.S. # ###-##-####
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    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
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    3.     SEC USE ONLY
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    4.     SOURCE OF FUNDS*
                 PF
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    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2 (e)                                  / /
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    6.     CITIZENSHIP OR PLACE ORGANIZATION
           CALIFORNIA
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                    7.    SOLE VOTING POWER
  NUMBER OF               2,334,070
   SHARES       ----------------------------------------------------------------
BENEFICIALLY        8.    SHARED VOTING POWER
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING          9.    SOLE DISPOSITIVE POWER
   PERSON                 2,334,070
    WITH        ----------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER

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    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           2,334,070
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    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.3%
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON*
           IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 2 (this "Amendment") on Schedule 13D is being filed with respect to the Common Shares, without par value (the "Common Shares") of American Shared Hospital Services, a California corporation (the "Company"), which has its principal executive office at Four Embarcadero Center, Suite 3620, San Francisco, California 94111-4155. The Schedule 13D to which this Amendment relates was filed on May 17, 1995 and Amendment No. 1 thereto was filed on November 1, 1995. This Amendment is a restatement of the
Schedule 13D pursuant to Rule 13d- 2(e).

ITEM 2.    IDENTITY AND BACKGROUND.

           This Amendment is being filed on behalf of Ernest A. Bates, M.D. ("Dr. Bates"), the Chairman and Chief Executive Officer of the Company. His business address is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3620, San Francisco, California 94111- 4155. Dr. Bates is a citizen of the United States.

           During the last five years, Dr. Bates has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           This Amendment does not relate to any acquisition of Common Shares by Dr. Bates. All of the Common Shares beneficially owned by Dr. Bates, if purchased, were purchased with personal funds.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           The securities to which this statement relates were acquired and are held for investment purposes. This Amendment relates to the giving of a proxy by Dr. Bates relating to the proposed sale by the Company of a material amount of its assets, which is a transaction of the type described in Item 4(c) of
Schedule 13D. See Item 6 herein. Dr. Bates reserves the right to dispose of the securities to which this statement relates or to acquire additional Common Shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Dr. Bates beneficially owns 2,334,070 Common Shares (including 1,495,000 shares underlying immediately exercisable options). The total outstanding number of Common Shares is 6,264,384 (which excludes immediately exercisable options and warrants giving the holders the right to acquire up to an additional 716,666 Common Shares). This represents 37.3% of the outstanding Common Shares.

           (b) Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

           (c)   Not applicable.

           (d)   Not applicable.

           (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On March 12, 1998, the Company and its wholly-owned subsidiary MMRI, Inc., entered into a Securities Purchase Agreement (the "Purchase Agreement") with Alliance Imaging, Inc. and two of its subsidiaries (the "Purchaser"). Pursuant to the Purchase Agreement, the Purchaser would acquire all of the outstanding common stock of CuraCare Inc. and all of the partnership interests in American Shared-Curacare. These entities together constitute the Company's diagnostic imaging business. The proposed transaction is subject to customary conditions, including receipt of regulatory approvals and the approving vote of the holders of a majority of the Company's outstanding Common Shares.

           In connection with the Purchase Agreement, Dr. Bates (and certain other shareholders of the Company) entered into Stockholder Agreements, dated as of March 12, 1998 (each, a "Stockholder Agreement") with the Purchaser. Pursuant to his Stockholder Agreement, Dr. Bates agreed to vote, and has granted a proxy to vote his Common Shares (and, if requested by the Purchaser in certain circumstances, to exercise his option and to vote the Common Shares received upon such exercise and to grant a proxy to vote such Common Shares) in favor of the Purchase Agreement and the transactions contemplated thereby.

           The Purchase Agreement and the Stockholder Agreement contain other terms and conditions. The foregoing descriptions are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 Stockholder Agreement, dated as of March 12, 1998, among Embarcadero Holding Corp. I, Embarcadero Holding Corp. II and Ernest Bates, M.D.

    Exhibit 2 Securities Purchase Agreement, dated as of March 12, 1998, among the Company, Alliance Imaging Inc., MMRI Inc., Embarcadero Holding Corp. I and Embarcadero Holding Corp. II

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 1998

                                        /s/  Ernest A. Bates
                                        --------------------------------------
                                        (Signature)


                                        Ernest A. Bates, M.D.
                                        --------------------------------------
                                        (Name)

                                   EXHIBIT A

           1. Stockholder Agreement, dated as of March 12, 1998, among Embarcadero Holding Corp. I , Embarcadero Holding Corp. II and Ernest A. Bates, M.D. (Filed herewith.)

           2. Securities Purchase Agreement, dated as of March 12, 1998, among the Company, Alliance Imaging, Inc., MMRI Inc., Embarcadero Holding Corp. I and Embarcadero Holding Corp. II. (Incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10K for the fiscal year ended December 31, 1997.)

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                                                                    EXHIBIT A(1)



                                                      STOCKHOLDER AGREEMENT
                                            dated as of March 12, 1998 among
                                            EMBARCADERO HOLDING CORP. I, a
                                            Delaware corporation ("Embarcadero
                                            I"), EMBARCADERO HOLDING CORP. II, a
                                            Delaware corporation ("Embarcadero
                                            II" and, together with Embarcadero
                                            I, the "Purchasers"), and ERNEST
                                            BATES, M.D. (the "Stockholder").

               WHEREAS, the Purchasers, Alliance Imaging, Inc., a Delaware corporation, American Shared Hospital Services, a California corporation ("Parent") and MMRI, Inc., a California corporation and a wholly-owned subsidiary of Parent ("M Sub") propose to enter into a Securities Purchase Agreement dated as of the date hereof (as the same may be amended, modified or supplemented, the "Purchase Agreement") providing for the purchase by the Purchasers of the Shares, upon the terms and subject to the conditions set forth in the Purchase Agreement; and

               WHEREAS, the Stockholder owns the number of shares of Parent Common Stock set forth opposite his name on Schedule A attached hereto (such shares of Parent Common Stock, together with any other shares of capital stock of Parent acquired by such Stockholder after the date hereof (including, without limitation, through the exercise of any options, warrants, rights to acquire capital stock or similar instruments), being collectively referred to herein as the "Subject Shares"); and

               WHEREAS, as a condition to the Purchasers entering into the Purchase Agreement, the Purchasers have requested that the Stockholder enter into this Agreement.

               NOW, THEREFORE, to induce the Purchasers to enter into, and in consideration of its entering into, the Purchase Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows (capitalized terms used herein but not defined herein have the meanings set forth in the Purchase Agreement):

        1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to each of the Purchasers as of the date hereof as follows:

                (a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Stockholder, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for informational filings with the SEC, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any certificate or articles of incorporation, bylaws, certificate or articles of limited partnership, limited partnership agreement, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets, including the Subject Shares, (ii) require any filing with, or permit, authorization, consent or approval of, or notice to, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets, including the Subject Shares. If the Stockholder is married, and the Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms. No trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

                (b) The Subject Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to the Subject Shares and the Options (as defined below) set forth opposite his name on Schedule A attached hereto, free and clear of any Encumbrances. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Parent or any Subsidiary other than the Subject Shares set forth opposite his name on Schedule A attached hereto. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

                (c) Brokers. No broker, finder, investment banker or other person is entitled to any brokerage, finder's or other fee or commission in connection with the execution and delivery of this Agreement by the Stockholder or the performance by the Stockholder of his obligations hereunder.

        2. Voting of Shares. The Stockholder hereby agrees, subject to the terms and conditions set forth herein, to vote (or cause to be voted) the Subject Shares in favor of (i) the Parent entering into the Purchase Agreement and the Related Documents to be entered into by Parent, and (ii) approval of the terms thereof and each of the transactions contemplated by the Purchase Agreement and the Related Documents, at any meeting of stockholders of Parent called to vote upon the Purchase Agreement and the Related Documents or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the foregoing is sought.

        3.  Option Exercise

                (a) The Stockholder hereby agrees, upon the written request of the Purchasers (which will be delivered only if the Purchasers reasonably deem it necessary to achieve the approval of the Purchase Agreement by the holders of a majority of the outstanding shares of Parent Common Stock), promptly to exercise all or a portion of his options and/or warrants to purchase shares of Parent Common Stock (including, without limitation, options granted under the Parent's Stock Option Agreement with the Stockholder, dated August 15, 1995, granting the Stockholder options to purchase 1,495,000 shares of Parent Common Stock) (collectively, the "Options") such that after giving effect to the exercise of the Options, the sum of (i) the number of shares of Parent Common Stock issued to such Stockholder upon the exercise of Options (the "Option Shares"), (ii) the number of Subject Shares subject to this Agreement prior to giving effect to such exercise, and (iii) all other shares of Parent Common Stock voted to approve the Purchase Agreement at a duly convened meeting of Parent's stockholders (or any adjournment thereof) shall be no less than fifty and one-tenth (50.1%) percent of the number of shares of Parent Common Stock outstanding as of the date of exercise. The Stockholder further agrees that: (i) all Option Shares issued upon exercise of Options shall constitute "Subject Shares" hereunder; and (ii) all representations and warranties of the Stockholder contained in this Agreement are repeated by the Stockholder as of the date of exercise of Options.

                (d) The Purchasers hereby agree that following compliance by the Stockholder with his obligations under Sections 3(a) and 2 hereof, the Purchasers will pay to the Stockholder cash in the amount of (the "Gross Up Amount") nineteen (19%) percent of: (x) the fair market value of the Option Shares as of the date of the exercise of the Options minus (y) the aggregate exercise price paid by the Stockholder for the Option Shares. For purposes of this Section 3(b), the "fair market value" of Option Shares shall be determined based upon the closing price on the American Stock Exchange for shares of the Parent Common Stock on the date that the Stockholder exercises his Options pursuant to Section 3(a) hereof. The Purchasers shall pay to the Stockholder: (i) twenty-eight (28%) percent of the Gross Up Amount immediately following compliance by the Stockholder with his obligations under Sections 3(a) and 2 hereof; and (ii) seventy-two (72%) percent of the Gross Up Amount on the April 1st thereafter.

                (e) The Purchasers hereby further agree that following (i) compliance by the Stockholder with his obligations under Sections 3(a) and 2 hereof and (ii) delivery by the Stockholder's accountant of a certificate specifying the Stockholder's aggregate Federal, State and local income tax liability incurred solely by reasons of the Stockholder's exercise of his options pursuant to Section 3(a) hereof (the "Tax Liability"), Embarcadero I, at the request of the Stockholder, will loan to the Stockholder, on a fully recourse basis, an amount (the "Loan Amount") equal to (x) the Tax Liability minus (y) the Gross Up Amount.

                (f) Simultaneously with Embarcadero I making a loan to the Stockholder of the Loan Amount, the Stockholder shall: (i) deliver to Embarcadero I an executed Note (the "Note") in a principal amount equal to the Loan Amount, with a maturity of five (5) years from the date thereof, bearing a rate of interest equal to the Applicable Federal Rate of Interest (as such term is defined in the Code) for an instrument of similar principal amount and maturity and on other terms and conditions mutually satisfactory to Embarcadero I and the Stockholder; and (ii) execute a Pledge Agreement granting to Embarcadero I, as security for the obligations under such Note, a security interest in the Option Shares. The Note shall be mandatorily prepayable in the event of a Transfer (as defined below) by the Stockholder of any shares of capital stock of the Parent with the proceeds thereof.

        4. Covenants of the Stockholder. Until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9, the Stockholder agrees as follows:

                (a) At any meeting of stockholders of Parent or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares (and each class thereof) against (i) any Alternative Transaction, (ii) any amendment of Parent's certificate of incorporation or by-laws or other proposal or transaction involving Parent, which amendment or other proposal or transaction could impede, frustrate, prevent or nullify the Purchase Agreement, the Related Documents or any of the transactions contemplated thereby or change in any manner the voting rights of any class of Parent's capital stock, or (iii) any action that could cause Parent to breach any representation, warranty or covenant contained in the Purchase Agreement or the Related Documents. The Stockholder further agrees not to enter into any agreement or take any action inconsistent with the foregoing.

                (g) The Stockholder shall not (A) sell, transfer, give, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any or all of such Subject Shares or the Options or any interest therein or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, the Subject Shares or the Options to any Person or (B) enter into any voting arrangement, directly or indirectly, whether by proxy, voting agreement or otherwise, in respect of the Subject Shares or the Options, and the Stockholder agrees not to commit or agree to take any of the foregoing actions.

                (h) Except as permitted by the Purchase Agreement, the Stockholder shall not, nor shall he cause any investment banker, financial advisor, attorney, accountant or other representative, to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that may lead to an Alternative Transaction or (ii) participate in any discussions or negotiations regarding any proposed Alternative Transaction. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any investment banker, financial advisor, attorney, accountant or other representative of such Stockholder, whether or not such Person is purporting to act on behalf of the Stockholder, shall be deemed to be a violation of this
        Section 4(c) by the Stockholder.

                (i) The Stockholder, and any beneficiary of a revocable trust for which such Stockholder serves as trustee, shall not take any action to revoke or terminate such trust or take any other action which would restrict, limit or frustrate in any way the transactions



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

        contemplated by this Agreement, the Purchase Agreement or the Related Documents. Each such beneficiary hereby acknowledges and agrees to be bound by the terms of this Agreement applicable to it.

        5. Grant of Irrevocable Proxy; Appointment of Proxy.

                (a) The Stockholder hereby irrevocably grants to, and appoints, Embarcadero I and Josh Harris, in his capacity as an officer of such Purchaser, and any individual who shall hereafter succeed to any such office of such Purchaser, as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares against (i) any Alternative Transaction, (ii) any amendment of Parent's certificate of incorporation or by-laws or other proposal or transaction involving Parent, which amendment or other proposal or transaction could impede, frustrate, prevent or nullify the Purchase Agreement or the Related Documents or any of the transactions contemplated thereby or change in any manner the voting rights of any class of Parent's capital stock, or (iii) any action that could cause Parent to breach any representation, warranty or covenant contained in the Purchase Agreement or the Related Documents. The proxy granted pursuant to this Section 5(a) shall terminate upon the earlier of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Section 9.

                (j) The Stockholder represents that there are no proxies heretofore given in respect of the Stockholder's Subject Shares. The Stockholder further covenants not to grant any such proxies to any Person during the term of this Agreement.

                (k) The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution and delivery of the Purchase Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that the holder of such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 705(e) of California General Corporation Law.

        6. Further Assurances. The Stockholder will, at Purchasers' expense, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as any Purchaser may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

        7. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Subject Shares (and the associated rights in respect thereof) and shall be binding upon any Person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Parent Common Stock (or any other class of Parent's capital stock), or the acquisition of additional shares of Parent Common Stock (or any other class of Parent's capital stock) or other voting securities of Parent by the Stockholder (including the Option Shares), the number of Subject Shares listed in Schedule A beside the name of the Stockholder shall be deemed to be automatically adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Parent Common Stock or other voting securities of Parent issued to or acquired by the Stockholder.

        8. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that any Purchaser may assign, in its sole discretion, any and all of its rights, interests and obligations hereunder to any of its Affiliates or its or its Affiliates' lenders. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

        9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier to occur of (i) the Closing Date and (ii) the date upon which the Purchase Agreement is terminated in accordance with its terms.

        10. General provisions.

                (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                (l) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered by facsimile (with confirmation of delivery) or personally or sent by overnight courier (providing proof of delivery) to the Purchasers in accordance with Section 9.7 of the Purchase Agreement and to the Stockholder at his address and facsimile number set forth on Schedule A attached hereto (or at such other address and facsimile number as shall be specified by like notice).

                (m) Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be deemed made to an Article or a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context otherwise requires, words importing the singular shall include the plural, and vice versa. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                (n) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the



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

        parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

                (o) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein)
        (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                (p) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                (q) Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

        11. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of Parent or any of its Subsidiaries makes any agreement or understanding herein in his capacity as such director or officer. The Stockholder signs solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or director of Parent.

        12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York or in a New York state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of New York or a New York state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

        13. Public Announcements. The Stockholder shall not issue any press release or make any public statement without the prior written consent of the Purchasers, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

               IN WITNESS WHEREOF, the Purchasers and the Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.


                                       EMBARCADERO HOLDING CORP. I



                                       By:  /s/ JOSH HARRIS
                                            ------------------------------------
                                            Name: Josh Harris
                                            Title: Vice President


                                       EMBARCADERO HOLDING CORP. II

                                       By:  /s/ JOSH HARRIS
                                            ------------------------------------
                                            Name: Josh Harris
                                            Title: Vice President

                                        /s/ ERNEST A. BATES, M.D.
                                       ------------------------------------
                                       ERNEST BATES, M.D., AS STOCKHOLDER

                                   SCHEDULE A


                                                      NUMBER OF
                                                   SHARES OF PARENT   NUMBER OF WARRANTS AND
              NAME AND ADDRESS                      COMMON STOCK             OPTIONS
               OF STOCKHOLDER                          OWNED                  OWNED
               --------------                          -----                  -----
Ernest Bates, M.D.                                    839,070         1,495,000 options,
c/o American Shared Hospital Services                                 fully vested,
Four Embarcadero Center                                               exercisable at $.01
San Francisco, CA                                                     per share